

02004936

ED STATES
:XCHANGE COMMISSION
ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2002
DIVISION OF MARKET REGULATION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2000 (MM/DD/YY) AND ENDING 6/30/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dorsey & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 Gravier Street
(No. and Street)

Nwe Orleans, LA 70130
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond A. Thompson 504-592-3266
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Malcolm M. Dienes and Company
(Name — *if individual, state last, first, middle name*)

301 Magazine St., 2nd Floor, New Orleans, LA 70130
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Raymond A. Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dorsey & Company, Inc., as of June 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Senior Vice President
Title

Notary Public
Commission expires w/life

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DORSEY & COMPANY, INC.
New Orleans, Louisiana

June 30, 2001 and 2000

MMD

MALCOLM M. DIENES AND COMPANY
Certified Public Accountants

Malcolm M. Dienes, C.P.A. (1905-1994)
Jack D. Dienes, C.P.A.*

* A Professional Corporation

Donald J. Fontcuberta, C.P.A.
John W. Theriot, C.P.A.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Dorsey & Company, Inc.

We have audited the accompanying statements of financial condition of Dorsey & Company, Inc. as of June 30, 2001 and 2000, and the related statements of income, retained earnings, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dorsey & Company, Inc. as of June 30, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III and the audited Form X-17A-5 FOCUS Report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malcolm M. Dienes & Co.

July 20, 2001

301 Magazine St., 2nd Floor,
New Orleans, LA 70130

71465 Riverside Drive
Covington, LA 70433

Phone (504) 588-9288 Fax (504) 588-9323

Independent Member BKR International
Represented in Major Cities Worldwide

Dorsey & Company, Inc.

Statements of Financial Condition

June 30, 2001 and 2000

Assets

	2001	2000
Cash	$ 12,897	$ 94,187
Receivable from Brokers, Dealers and Clearing Organizations	101,963	133,759
Deposits with Clearing Organizations	103,184	105,958
Securities Owned, at Market Value	978,708	1,417,324
Securities Owned, Not Readily Marketable, at Cost	137,100	-
Accrued Interest Receivable	6,318	31,285
Property and Equipment, Net	68,848	96,075
Other Assets	30,365	40,023
Total Assets	$ 1,439,383	$ 1,918,611

Liabilities and Stockholders' Equity

	2001	2000
Liabilities:		
Accounts Payable	$ 44,705	$ 52,374
Payable to Brokers, Dealers and Clearing Organizations	35,199	387,481
Accrued Salaries & Bonuses	50,379	80,793
401(k) and Profit Sharing Plan Payable	15,735	41,703
Total Liabilities	146,018	562,351
Stockholders' Equity:		
Common Stock - $10 Par Value, 15,000 Shares Authorized, 10,000 Shares Issued and Outstanding at June 30, 2001 and 2000, Respectively	100,000	100,000
Paid in Capital	129,223	129,223
Retained Earnings	1,738,240	1,801,135
Treasury Stock - at cost, 4,900 Shares at June 30, 2001 and 2000, respectively.	(674,098)	(674,098)
Total Stockholders' Equity	1,293,365	1,356,260
Total Liabilities and Stockholders' Equity	$ 1,439,383	$ 1,918,611

See Notes to Financial Statements

Dorsey & Company, Inc.

Statements of Income

For the Years Ended June 30, 2001 and 2000

	2001	2000
Income:		
Net Dealer Inventory		
and Investment Gains	$ 936,532	$ 891,297
Commissions	513,597	607,487
Advisory Fees	464,559	472,091
Interest and Dividends	151,923	126,316
Other	98,523	483,193
Total Income	2,165,134	2,580,384
Expenses:		
Automobile	5,509	6,595
Brokers' Services	153,426	199,184
Commissions	714,938	736,997
Depreciation	27,655	32,843
Dues and Subscriptions	53,049	33,613
Insurance	68,378	50,534
Interest	99,631	96,364
Office Expense	85,799	85,466
Other	12,906	19,019
Professional Fees	20,207	16,949
Rent - Office	77,704	77,704
Rent and Maintenance - Equipment	107,217	79,945
Salaries and Bonuses - Employees	454,438	446,152
Salaries - Officers	105,985	60,000
Taxes and Licenses	105,225	105,348
Telephone	38,128	40,590
Travel and Entertainment	18,592	14,508
Miscellaneous Expense	47,338	11,927
401(k) and Profit Sharing Expense	31,904	59,278
Total Expenses	2,228,029	2,173,016
Net Income (Loss)	$(62,895)	$ 407,368

See Notes to Financial Statements

Dorsey & Company, Inc.

Statements of Retained Earnings

For the Years Ended June 30, 2001 and 2000

	2001	2000
Balance - Beginning of Year	$ 1,801,135	$ 1,393,767
Net Income (Loss)	(62,895)	407,368
Balance - End of Year	$ 1,738,240	$ 1,801,135

See Notes to Financial Statements

Dorsey & Company, Inc.

Statements of Changes in Stockholders' Equity

For the Years Ended June 30, 2001 and 2000

	Common Stock	Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance - June 30, 1999	$ 100,000	$ 129,223	$ 1,393,767	$ -	$ 1,622,990
Net Income	-	-	407,368	-	407,368
Purchase Treasury Stock	-	-	-	(674,098)	(674,098)
Balance - June 30, 2000	100,000	129,223	1,801,135	(674,098)	1,356,260
Net (Loss)	-	-	(62,895)	-	(62,895)
Balance - June 30, 2001	$ 100,000	$ 129,223	$ 1,738,240	$(674,098)	$ 1,293,365

See Notes to Financial Statements

Dorsey & Company, Inc.

Statements of Cash Flows

For the Years Ended June 30, 2001 and 2000

	2001	2000
Cash Flows from Operating Activities:		
Net Income (Loss)	$(62,895)	$ 407,368
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	27,655	32,843
Gain on Disposal of Assets	-	(2,606)
(Increase) Decrease in Assets:		
Receivable from Brokers, Dealers and Clearing Organizations	31,796	69,378
Deposits with Clearing Associations	2,774	(1,958)
Securities Owned	438,616	(190,725)
Securities Owned, Not Readily Marketable, At Cost	(137,100)	-
Accrued Interest Receivable	24,967	(5,525)
Other Assets	9,658	(2,981)
Increase (Decrease) in Liabilities:		
Payable to Brokers, Dealers and Clearing Organizations	(352,282)	387,481
Accounts Payable and Accrued Expenses	(38,083)	(91,543)
Pension Plan Payable	(25,968)	(8,297)
Net Cash Provided (Used) by Operating Activities	(80,862)	593,435
Cash flows from Investing Activities:		
Purchase of Property and Equipment	(428)	(5,171)
Cash Flows from Financing Activities:		
Purchase of Treasury Stock	-	(674,098)
Net Increase (Decrease) in Cash	(81,290)	(85,834)
Cash at Beginning of Year	94,187	180,021
Cash at End of Year	$ 12,897	$ 94,187
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for:		
Interest	$ 99,632	$ 96,364

See Notes to Financial Statements

Dorsey & Company, Inc.

Notes to Financial Statements

June 30, 2001 and 2000

1. Summary of Significant Accounting Policies

A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

Summary Transactions

Customer securities transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis. Security transactions of the Company are recorded on a trade date basis.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity of three months or less to be cash equivalents.

Use of Estimates

The Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Dorsey & Company, Inc.

Notes to Financial Statements

June 30, 2001 and 2000

2. Payable to Clearing Broker

The payable to clearing broker is for Company transactions and is collateralized by Company securities. Interest is charged at the broker call rate, which is 5.5% at June 30, 2001.

3. Securities Owned

Securities owned consist of trading and investment securities at quoted market values as follows:

	2001	2000
State and Municipal Bonds	$ 857,890	$ 1,124,122
Government Bonds	-	62,212
Corporate Bonds	24,534	97,241
Corporate Stocks	96,284	133,749
Total	$ 978,708	$ 1,417,324
Securities Not Readily Marketable:		
NASDAQ Common Stock and Warrants	$ 137,100	$ -

4. Property and Equipment

Property and equipment consists of the following:

	2001	2000
Leasehold Improvements	$ 36,696	$ 36,696
Furniture and Equipment	147,254	175,323
Less: Accumulated Depreciation	(115,102)	(115,944)
Total Property and Equipment	$ 68,848	$ 96,075

Total depreciation expense taken in current period is $27,655.

Dorsey & Company, Inc.

Notes to Financial Statements

June 30, 2001 and 2000

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital and net capital requirements were as follows:

	2001	2000
Net Capital	$ 923,478	$ 1,031,425
Net Capital Requirements	(250,000)	(250,000)
Excess of Required Net Capital	$ 673,478	$ 781,425
Aggregate Indebtedness	$ 120,849	$ 536,047
Ratio of Aggregate Indebtedness to Net Capital	.13 to 1	.52 to 1

6. Liabilities Subordinated to Claims of General Creditors

At June 30, 2001 and 2000, the Company did not have any liabilities subordinated to claims of general creditors.

7. 401(k) and Profit Sharing Plan

The Company has a noncontributory profit sharing plan covering substantially all employees. The Company may contribute amounts as determined by the Board of Directors, but not in excess of the maximum deduction allowable for income tax purposes. The Company made contributions of $0 and $24,595 for the years ending June 30, 2001 and 2000, respectively.

Dorsey & Company, Inc.

Notes to Financial Statements

June 30, 2001 and 2000

7. 401(k) and Profit Sharing Plan (Continued)

The Company adopted a 401(k) retirement plan for its employees effective July 1, 1999. Employees are eligible to participate after one year of service and attaining the age of 21. Under the terms of the Plan, employees are entitled to contribute up to 20% of their total compensation within limitations established by the Internal Revenue Code. At the discretion of the Board of Directors, the Company may make contributions based on a percentage of each employee's compensation. Contributions to the plan for the year ended June 30, 2000 totaled $34,441 and $31,904 for the year ended June 30, 2001.

8. Income Taxes

The reconciliation of net income to taxable income is as follows:

	2001	2000
Net Income (Loss)	$(62,895)	$ 407,368
Federal Non-Deductible Expenses	84,639	78,615
Federal Non-Taxable Income	(117,675)	(149,272)
Taxable Income (Loss) before Net Operating Loss and Special Deductions	(95,931)	336,711
Special Deductions	(2,399)	(6,178)
Taxable Income (Loss)	$(98,330)	$ 330,533

The Company has loss carryforwards totaling $586,937 that may be offset against future taxable income. If not used, the carryforwards will expire as follows:

Operating Losses	Expiration
$ 34,189	2010
71,179	2011
244,705	2012
138,534	2019
98,330	2021
$ 586,937	

Dorsey & Company, Inc.

Notes to Financial Statements

June 30, 2001 and 2000

9. Commitments and Contingencies

Leases

The Company entered into a fifteen-year lease for its New Orleans Office on July 1, 1989. Effective September 1, 1994, this lease was amended to reduce the rented space. The new monthly rate is $6,475. The lessor is a partnership. One of the partners is an officer/stockholder of the Company and the other partners are members of his family. Rents paid under this lease for the years ended June 30, 2001 and 2000 totaled $77,704.

The required minimum lease payments are as follows:

Fiscal Year Ending June 30,	Amount
2002	$ 77,700
2003	77,700
2004	77,700
	$ 233,100

10. Concentration of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances in one financial institution located in New Orleans, Louisiana. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At June 30, 2001, the Company had no uninsured balances.

11. Related Party Transactions

The Company has related party rental transactions with a stockholder/officer of the corporation as discussed in note 9.

12. Treasury Stock

The Company purchased 4,900 shares of Dorsey & Company, Inc. common stock at a total cost of $ 674,098 during fiscal year ended June 30, 2000.

Dorsey & Company, Inc.

Supplemental Information Report

June 30, 2001

Dorsey & Company, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2001

Net Capital:	
Total Stockholders' Equity	$ 1,293,365
Non-allowable Assets:	
Property and Equipment	68,848
Other Assets - Loans and Advances	4,701
Other Assets - Miscellaneous	25,662
	99,211
Net Capital before Haircuts	1,194,154
Haircuts on Securities:	
Reductions in Value of Trading and Investment Securities and Underwriting Commitments	270,676
Net Capital	923,478
Less: The Greater of $250,000 or 6 2/3% of Aggregate Indebtedness	250,000
Excess Net Capital	$ 673,478
Aggregate Indebtedness:	
Accounts Payable and Accrued Expenses	$ 120,849
	$ 120,849
Ratio of Aggregate Indebtedness To Net Capital	.13 to 1

Schedule II

Dorsey & Company, Inc.

Reconciliation of Audited
and Unaudited Financial Statements

June 30, 2001

Total Assets Per Unaudited Financial Statements	Total Assets Per Audited Financial Statements	Difference
$ 1,439,383	$ 1,439,383	$ -

Total Liabilities and Equity Per Unaudited Financial Statements	Total Liabilities and Equity Per Audited Financial Statements	Difference
$ 1,439,383	$ 1,439,383	$ -

Schedule III

Dorsey & Company, Inc.

Statement Regarding Material Inadequacies

June 30, 2001

No material inadequacies were found to exist since the date of our previous audit, June 30, 2000.

The system of internal control and the internal procedures and safeguards adopted for the protection of customers' securities were reviewed by us and are adequate. See separate report on internal control.

There were no material irreconcilable differences between the unaudited and audited Focus Report.

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic (selected) Alternate ( ) [0011]

Name of Broker Dealer: DORSEY & COMPANY, INC. [0013]

SEC File Number: 8- 7541 [0014]

Address of Principal Place of Business: 511 GRAVIER STREET [0020]

NEW ORLEANS [0021] LA [0022] 70130-2701 [0023]

Firm ID: 1668 [0015]

For Period Beginning 07/01/2000 [0024] And Ending 06/30/2001 [0025]

Name and telephone number of person to contact in regard to this report:

Name: RAYMOND A. THOMPSON, SR. VICE [0030] Phone: (504) 524-5431 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (selected) [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

			Allowable	Non-Allowable	Total
1.	Cash		12,897 [0200]		12,897 [0750]
2.	Receivables from brokers or dealers:				
	A.	Clearance account	101,963 [0295]		
	B.	Other	103,184 [0300]	[0550]	205,147 [0810]
3.	Receivables from non-customers		[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:				
	A.	Exempted securities	857,890 [0418]		
	B.	Debt securities	24,534 [0419]		
	C.	Options	[0420]		
	D.	Other securities	96,284 [0424]		
	E.	Spot commodities	[0430]		978,708 [0850]
5.	Securities and/or other investments not readily marketable:				
	A.	At cost 137,100 [0130]			
	B.	At estimated fair value	137,100 [0440]	[0610]	137,100 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[0460]	[0630]	0 [0880]
	A.	Exempted securities [0150]			

	B. Other securities	[0160]			
7.	Secured demand notes market value of collateral:		[0470]	[0640]	0 [0890]
	A. Exempted securities	[0170]			
	B. Other securities	[0180]			
8.	Memberships in exchanges:				
	A. Owned, at market	[0190]			
	B. Owned, at cost			[0650]	
	C. Contributed for use of the company, at market value			[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[0490]	68,848 [0680]	68,848 [0920]
11.	Other assets		6,318 [0535]	30,365 [0735]	36,683 [0930]
12.	**TOTAL ASSETS**		1,340,170 [0540]	99,213 [0740]	1,439,383 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	35,199 [1114]	[1315]	35,199 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	85,650 [1205]	25,169 [1385]	110,819 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	0 [1720]

	from outsiders [0990]			
C.	Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			
	2. Includes equity subordination (15c3-1(d)) of [1010]			
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	**TOTAL LIABLITIES**	120,849 [1230]	25,169 [1450]	146,018 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	0 [1770]
22.	Partnership (limited partners ____ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	0 [1791]
	B. Common stock	100,000 [1792]
	C. Additional paid-in capital	129,223 [1793]
	D. Retained earnings	1,738,240 [1794]

E.	Total	1,967,463 [1795]
F.	Less capital stock in treasury	-674,098 [1796]
24.	**TOTAL OWNERSHIP EQUITY**	1,293,365 [1800]
25.	**TOTAL LIABILITIES AND OWNERSHIP EQUITY**	1,439,383 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 07/01/2000 [3932] Period Ending 06/30/2001 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	101,672 [3935]
	b.	Commissions on listed option transactions	7,796 [3938]
	c.	All other securities commissions	334,722 [3939]
	d.	Total securities commissions	444,190 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	739,639 [3949]
	c.	Total gain (loss)	739,639 [3950]
3.	Gains or losses on firm securities investment accounts		-103 [3952]
4.	Profit (loss) from underwriting and selling groups		26,014 [3955]
5.	Revenue from sale of investment company shares		225,765 [3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		478,670 [3975]
8.	Other revenue		250,960 [3995]
9.	Total revenue		2,165,135 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	105,985 [4120]
11.	Other employee compensation and benefits	1,342,499 [4115]
12.	Commissions paid to other broker-dealers	0 [4140]
13.	Interest expense	99,632 [4075]

	a. Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		30,667 [4195]
15.	Other expenses		649,247 [4100]
16.	Total expenses		2,228,030 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-62,895 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-62,895 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 35158 [4335A]	FIRST CLEARING CORPORATION [4335A2]	All [4335B]
8- ____ [4335C]	[4335C2]	[4335D]
8- ____ [4335E]	[4335E2]	[4335F]
8- ____ [4335G]	[4335G2]	[4335H]
8- ____ [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			1,293,365 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			1,293,365 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			1,293,365 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		99,213 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-99,213 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			1,194,152 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			

A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		42,149 [3735]	
2. Debt securities		2,085 [3733]	
3. Options		[3730]	
4. Other securities		226,442 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-270,676 [3740]
10. Net Capital			923,476 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	8,056 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	250,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	250,000 [3760]
14. Excess net capital (line 10 less 13)	673,476 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	911,391 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		120,849 [3790]
17.	Add:		
	A. Drafts for immediate credit	[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
	C. Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19.	Total aggregate indebtedness		120,849 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	%	13 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			1,356,260 [4240]
	A.	Net income (loss)		-62,895 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			1,293,365 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]